August 9, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien, Accounting Branch Chief
                      Nudrat Salik, Staff Accountant
                      Al Pavot, Staff Accountant

Re:	SolarCity Corporation Form 10-K for the Year Ended December 31, 2015 Filed February 10, 2016 Form 10-Q for the Period Ended March 31, 2016 Filed May 10, 2016 Form 8-K Filed May 9, 2016

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 26, 2016 (the “Comment Letter”), relating to responses to earlier letters received from the Staff dated May 23 and June 16, 2016 relating to SolarCity’s Form 10-K for the Year Ended December 31, 2015 (File No. 001-35758) originally filed with the Commission on February 10, 2016 (the “Form 10-K”), SolarCity’s Form 10-Q for the Period Ended March 31, 2016 (File No. 001-35758) originally filed with the Commission on May 10, 2016 (the “Form 10-Q”), and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on May 9, 2016 (the “Form 8-K”).  In this letter, we have recited the comments from the Staff in italicized, bold type and have followed them with our responses.

Form 10-Q
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 38

1.     We note your response to comments 1 and 2 of our letter dated June 16, 2016. In light of your adverse financial trends including increasing losses, cash used in operations, and working capital deficit, please expand your disclosures to provide additional insight as to how you were able to make the determination that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months. Please ensure that your disclosures address the following:

•

In regard to your financing fund commitments, we note that you had a total of $543.9 million of undrawn committed capital as of March 31, 2016 that you can draw upon in the future upon the achievement of specific funding criteria. In making the determination that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months, please clarify whether you would expect to draw this entire amount during this period. Please also clarify the specific funding criteria that would have to be met in order for you to have these funds available to draw down within the next 12 months. For example, if the criteria include megawatts deployed, please clarify the amount of megawatts that would have to be deployed;

3055 Clearview Way   San Mateo, CA  94402   T (650) 638-1028  (888) SOL-CITY    F 650.638-1029   solarcity.com

AL 05500, AR M-8937, AZ ROC 243771/ROC 245450, CA CSLB 888104, CO EC8041, CT HIC 0632778/ELC 0125305, DC 410514000080/ECC902585, DE 2011120386/ T1-6032, FL EC13006226, HI CT-29770, IL 15-0052, MA HIC 168572/EL-1136MR, MD HIC 128948/11805, NC 30801-U, NH 0347C/12523M, NJ NJHIC#13VH06160600/34EB01732700, NM EE98-379590, NV NV20121135172/C2-0078648/B2-0079719, OH EL.47707, OR CB180498/C562, PA HICPA077343, RI AC004714/Reg 38313, TX TECL27006, SC M113431, UT 8726950-5501, VA ELE2705153278, VT EM-05829, WA SOLARC*919O1/SOLARC*905P7, Albany 439, Greene A-486, Nassau H2409710000, Putnam PC6041, Rockland H-11864-40-00-00, Suffolk 52057-H, Westchester WC-26088-H13, N.Y.C #2001384-DCA. SCENYC: N.Y.C. Licensed Electrician, #12610, #004485, 155 Water St, 6th Fl., Unit 10, Brooklyn, NY 11201, #2013966-DCA. All loans provided by SolarCity Finance Company, LLC. CA Finance Lenders License 6054796. SolarCity Finance Company, LLC is licensed by the Delaware State Bank Commissioner to engage in business in Delaware under license number 019422, MD Consumer Loan License 2241, NV Installment Loan License IL11023 / IL11024, Rhode Island Licensed Lender #20153103LL, TX Registered Creditor 1400050963-202404, VT Lender License #6766 © 2016 SolarCity Corporation. All rights reserved.

Securities and Exchange Commission
August 9, 2016

•

We note that you expect to incur substantial expenses in connection with the completion of the manufacturing facility under construction in New York and other amounts required pursuant to the Riverbend Agreement. Please quantify the amount you expect to incur over the next 12 months, including if you are committed to spending a specified amount, and correspondingly how you expect to be able to fund this amount; and

•

Please clarify whether there are any restrictions as to how you must use the proceeds of any of your financing arrangements. For example, it is not clear if proceeds of certain arrangements have to be used towards the purchase of solar assets. If so, please quantify the amount of your current sources of cash that must be used for a specific purpose.

Refer to Item 303(a)(1) and (2) of Regulation S-K.

In response to the Staff’s comment, we have included the following expanded descriptions in the discussion of our “Liquidity and Capital Resources” in our quarterly report on Form 10-Q for the fiscal period ended June 30, 2016 (File No. 001-35758) filed with the Commission on August 9, 2016 (our “Second Quarter Form 10-Q”), and we hereby further undertake to include similar descriptions in future annual and quarterly reports filed with the Commission:

We finance our operations, including the costs of acquisition and installation of solar energy systems, mainly through a variety of financing fund arrangements that we have formed with fund investors, recourse and non-recourse credit facilities from banks, asset-backed notes, convertible notes, Solar Bonds, equity issuances from time-to-time and cash generated from our operations. As described below under “Financing Fund Commitments,” as of June 30, 2016, we had $424.3 million of available commitments from our fund investors. Our ability to draw-down the available commitments from our fund investors is dependent on our ability to originate and transfer qualifying solar energy systems and the associated customer lease or power purchase agreements into the financing funds. The available commitments from our fund investors represent funding for approximately 266 megawatts of solar energy systems for future deployment. Some of the financing funds have restrictions regarding the mix of customer leases or power purchase agreements that can be assigned to them, as well as measures of minimum customer credit. We expect to be able to draw-down on substantially all of the available commitments from our fund investors within the next 12 months. The proceeds from our financing fund arrangements are available for general working capital purposes.

As described below under “Financing Fund Commitments,” as of June 30, 2016, we had $428.0 million of unused borrowing capacity available under our credit facilities, subject to our continuing compliance with the terms and covenants of our credit facilities. Of this amount, $10.9 million was available under the secured revolving credit facility, $307.3 million was available under our non-recourse debt facilities (excluding the MyPower revolving credit facility) and $109.8 million was available under the MyPower revolving credit facility. The secured revolving credit facility requires us to have unused commitments and a sufficient borrowing base in order to both borrow additional amounts and to allow borrowed funds to remain outstanding.  We anticipate maintaining a sufficient borrowing base to support substantially all of the committed capital under our secured revolving credit facility in the next 12 months; such borrowings are available for general working capital purposes. Our non-recourse debt facilities require us to have unused commitments, to provide qualified security, such as solar energy systems or our interests in financing funds, and to remain in compliance with the terms of the facilities to make additional borrowings.  In the event that we fail to meet specific terms for additional borrowings, our ability to borrow unused commitments may be suspended until we resume compliance. We anticipate that our operations will provide an adequate amount of solar assets and interests in financing funds, and that we will be in compliance with the terms of the facilities to draw on substantially all of the committed capital under our non-recourse debt facilities in the next 12 months; such borrowings are available for general working capital purposes, subject to nominal reserve requirements. The MyPower revolving credit facility is only available for funding costs associated with sales under MyPower arrangements; as we phase-out sales under MyPower arrangements, we do not expect to incur significant additional borrowings under the MyPower revolving credit facility.

In future periods, we expect to incur additional capital expenditures as we invest further in our solar module manufacturing operations, technology platform and proprietary mounting and racking hardware. In particular, we expect to incur substantial costs in connection with the completion of the manufacturing facility under construction in New York and as we purchase equipment in excess of the spending by the Research Foundation for the State University of New York, or the Foundation, in connection with the

Securities and Exchange Commission
August 9, 2016

Riverbend Agreement. The timing of our expenditures under the Riverbend Agreement depends on the timing of equipment deliveries, which in turn depends on the timing of equipment ordering by the Foundation and us.  As of June 30, 2016, we had contractual commitments with manufacturing equipment vendors to make $22 million in payments upon reaching certain production milestones (including upon delivery).  We may invest as much as an additional $84 million related to the acquisition and commissioning of additional solar panel manufacturing equipment in the next 12 months as we continue to evaluate available funds, the final manufacturing configuration, and related equipment needs, including certain process improvements. These estimates are based on our current assumptions regarding the timing of placing orders, the build timeline and payment-based milestones, and our receipt of equipment. Generally, the amounts that we are committed to spend under the Riverbend Agreement commence following the manufacturing facility completion date, which occurs upon the arrival of manufacturing equipment, the receipt of certain permits, and other specified items.  We have agreed to spend or incur approximately $5 billion in combined capital, operational expenses, costs of goods sold and other costs in the State of New York during the 10 year period following full production.  We expect to meet these obligations through our operations in the Manufacturing Facility, and generally within the State of New York. These committed amounts commence with $130.0 million in cumulative investments in the first year after the Riverbend manufacturing completion date, and require us to pay a $41.2 million “program payment” in any year that we do not meet these requirements, all as set forth in the Riverbend Agreement. The amounts that we are committed to spend under the Riverbend Agreement and that we believe necessary to meet the operational deadlines set forth in the Riverbend Agreement are included in our estimate of amounts to be spent within the next 12 months.

The amount of our liquidity and capital resources as of a given date is also dependent upon, among other things, the relative timing of our investments in solar energy systems and the timing of subsequent draws on our financing funds and utilization of our credit facilities. As a result, the amount of our liquidity and capital resources may significantly fluctuate within a reporting period by amounts that are not reflected by comparing our cash and cash equivalents balances at each balance sheet date. For example, solar energy systems deployed towards the end of a fiscal quarter may not be transferred to a financing fund in sufficient time for the funds to be received and reflected in our cash and cash equivalents balance as of the quarter-end. In addition, downward revisions to our installation projections for a fiscal period are also likely to impact our liquidity and capital resources, for example, in situations where we have already spent funds to purchase components for solar energy systems that are installed in subsequent periods. As our business grows and the megawatts deployed increases, the amounts by which our liquidity and capital resources may fluctuate within a quarter are likely to increase. As a result of our decreased installation forecast for the second half of 2016 and the associated reductions in operating expenses, we anticipate requiring less working capital in 2016 than previously projected.

Our expected cash requirements for the next 12 months are primarily dependent on the number and size of future solar energy systems that we expect to install and our ability to successfully monetize the related future customer payments.  We have provided our forecast of the megawatt capacity of solar energy systems that we anticipate installing in future periods, and our operating plan and projected cash requirements are based on that volume of installations.  In order to meet our expected cash requirements for the next 12 months, in addition to: (i) our existing cash and cash equivalents of $145.7 million, (ii) the funds available under our recourse and non-recourse credit facilities (excluding amounts available under the MyPower revolving credit facility) that may be drawn-down during this period, (iii) the funds available under our existing financing funds that may be drawn-down during this period, and (iv) the continued interest of investors in, and our track record of, entering new financing funds and non-recourse facilities, we anticipate generating additional working capital by issuing equity or debt securities in public or private offerings, selling assets or restructuring existing debt (each on terms that may be highly dilutive), or we may need to further reduce our installation forecast and restructure our operations in order to meet the level of available working capital during this period.

In addition, during the pendency of the proposed acquisition by Tesla or if the proposed acquisition by Tesla does not occur, we may face uncertainty in the markets for financing fund arrangements, recourse and non-recourse credit facilities from banks, asset-backed notes, convertible notes, other debt and equity issuances.  The pendency of the transaction and any developments related to the transaction has caused delays in closing certain financing funds to date and may make it difficult for us to obtain the working capital that

Securities and Exchange Commission
August 9, 2016

we expect or cause us to obtain funding sources on less attractive terms than we expected, and our operations and ability to execute our business strategy could be materially adversely affected.

As of June 30, 2016, we were in compliance with all financial covenants contained in our debt agreements. During the first and second quarters of 2016, the margins of our compliance with these financial covenants decreased, particularly with respect to the amount of unencumbered liquidity. These decreases were largely the result of increased operating expenses, which we anticipate decreasing in the second half of 2016. Based on our current operating plan, which includes assumptions as to the amount, timing and related terms of creating new financing funds, entering into new non-recourse and recourse credit facilities, and entering into additional long-term monetization activities (such as issuances of solar asset-back notes and engaging in cash equity transactions), we expect to remain in compliance with these financial covenants. However, if, our assumptions prove inaccurate and we are unable to adjust our operating plan to comply with these financial covenants, then we would be in default under our credit facilities. In that circumstance, the amounts borrowed under these credit facilities could be accelerated, which would negatively impact our liquidity and capital resources. In particular, under the terms of our secured revolving credit facility, our failure to pay any indebtedness or occurrence of an event of default with respect to a credit facility having an aggregate principal amount of more than $10 million could trigger a cross-default which could result in the acceleration or taking of other remedies under our secured revolving credit facility. In addition, any failure to pay recourse indebtedness at maturity or occurrence of an event of default which results in the acceleration of more than $50 million of such recourse indebtedness could trigger a cross-default which could result in the acceleration or taking of other remedies under the indentures under which our 2.75% Convertible Senior Notes due 2018, our 1.625% Convertible Senior Notes due 2019 and our Zero Coupon Convertible Senior Notes due 2020 were issued.

Under the terms of our secured revolving credit facility, we are subject to the following financial covenants:

Interest Coverage Ratio: We are obligated to maintain an interest coverage ratio of at least 1.5-to-1 as of the end of each quarter. The interest coverage ratio is measured by dividing (a) an amount equal to the excess of (i) our trailing 12-month consolidated gross profit over (ii) 20% of our trailing 12-month consolidated general and administrative expenses by (b) our unconsolidated trailing 12-month cash interest charges excluding interest charges on non-recourse debt.

Unencumbered Liquidity: We are obligated to maintain unencumbered liquidity in an amount equal to at least 20% of the sum of (a) the amounts committed under our secured revolving credit facility plus (b) the aggregate outstanding principal amount of Solar Bonds that mature prior to our secured revolving credit facility’s maturity date, as of the end of each month. However, unencumbered liquidity must always be greater than $50.0 million, as of the end of each month. Unencumbered liquidity is defined as our average daily balance of cash and cash equivalents, in deposit accounts controlled by the borrower or the guarantors of our secured revolving credit facility.

Under the terms of certain borrowings by our subsidiaries, certain of our subsidiaries are subject to the following financial covenants:

Interest Coverage Ratio: One of our subsidiaries is obligated to maintain an interest coverage ratio of at least 1.4-to-1 as of certain specified dates and periods. The interest coverage ratio is measured by dividing (a) such subsidiary’s revenue less certain specified expenses and fees in such specified period by (b) the aggregate outstanding interest due and payable in the specified period.

Debt Service Coverage Ratio: One of our subsidiaries is obligated to maintain a debt service coverage ratio of at least 1.05-to-1 as of certain specified dates and periods. The debt service coverage ratio is measured by dividing (a) the specified cash receipts of such subsidiary less the specified cash payments made by such subsidiary in the specified period by (b) the scheduled principal payments due and payable in the specified period plus the interest payments due and payable in the specified period.

2.     Your response to comment 4 in your letter dated June 8, 2016 indicated that your current operating plan projects that you will remain in compliance with your material debt covenants during the following twelve months. However, we note the debt covenant information provided in your response to comment 1 of your letter dated July 14, 2016 indicates that the

Securities and Exchange Commission
August 9, 2016

margins by which you are in compliance have decreased over recent periods. Please expand MD&A to discuss any negative trends concerning your debt covenant ratios/amounts and your basis for continuing to believe that you will remain in compliance in light of these trends. Your response to comment 4 in your letter dated June 8, 2016 also refers to cross-default, cross-acceleration or similar provisions in your debt agreements. Please disclose the terms of these provisions.

In response to the Staff’s comment, we refer to the expanded descriptions of our compliance with our material debt covenants, including recent decreases in the margins of our compliance and our basis for our belief as to our continuing compliance, as well as the implications of defaulting on our non-recourse credit facilities and any resulting cross-default provisions included in our response to comment 1 above, as well as in our Second Quarter Form 10‑Q, and we hereby further undertake to include similar descriptions in future annual and quarterly reports filed with the Commission.

3.     We note that non-recourse debt, which refers to debt that is recourse to only specified assets or subsidiaries, represents approximately 52% of your total debt at March 31, 2016. In addition, generally financing fund investors have no recourse to your assets outside of their respective financing funds. Please expand your disclosures to discuss the implications of defaulting on any of these recourse arrangements, including whether any cross-default provisions would be impacted and the impact on your ability to attain additional financing.

In response to the Staff’s comment, we refer to the expanded descriptions of the implications of defaulting on our non-recourse credit facilities and any resulting cross-default provisions included in our response to comment 1 above, as well as in our Second Quarter Form 10‑Q, and we hereby further undertake to include similar descriptions in future annual and quarterly reports filed with the Commission.

* * * * *

Please direct your questions or comments to me at (650) 963-3875.  In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at tserra@solarcity.com.  Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Tanguy V. Serra

Tanguy V. Serra
President and Chief Financial Officer

cc:

Lyndon R. Rive, Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.